EXHIBIT 4.20

DESCRIPTION OF DOMINION ENERGY GAS HOLDINGS, LLC

LIMITED LIABILITY COMPANY MEMBERSHIP INTERESTS

The following description of Dominion Energy Gas Holdings, LLC’s limited liability company membership interests, which are registered under Section 12(g) of the Securities Exchange Act of 1934, as amended, is a summary and is qualified in its entirety by reference to Dominion Energy Gas Holdings, LLC’s articles of organization and operating agreement, which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this exhibit is a part. You are encouraged to read Dominion Energy Gas Holdings, LLC’s articles of organization and operating agreement, as well as applicable provisions of the Virginia Limited Liability Company Act, for more information.

Membership Interests

Dominion Energy Gas Holdings, LLC (“Dominion Energy Gas”) has one class of membership interests, all of which are held by Dominion Energy Questar Corporation (the “Sole Member”), a wholly-owned subsidiary of Dominion Energy, Inc.

Distributions

Dominion Energy Gas’ operating agreement requires it to make annual distributions of any cash amounts that, in the reasonable determination of Dominion Energy Gas’ board (the “Board”), are not necessary for Dominion Energy Gas’s operations, expenses or reserves. The Board may authorize more frequent distributions of such cash amounts as determined by the Board in its sole discretion.

Management by the Board and Board Membership

The business and affairs of Dominion Energy Gas are managed by the Board. Each member of the Board is elected by the Sole Member and the Sole Member may remove any member of the Board at any time, with or without cause.

Liquidation Rights

Dominion Energy Gas shall dissolve upon the occurrence of any of the following: (i) the written instruction of the Sole Member, (ii) the sale or other transfer of all, or substantially all, of its non-cash assets, or (iii) any event requiring dissolution under the Virginia Limited Liability Company Act (the “Act”).

Upon dissolution, and subject to the requirements of the Act, the Board must distribute the assets of Dominion Energy Gas in the following order of priority: (i) to any creditors of Dominion Energy Gas, (ii) to known and reasonably estimated costs of dissolution and winding up, (iii) to any reserves established by the Board, in its sole discretion, for contingent liabilities of Dominion Energy Gas, and (iv) to the Sole Member.

Resignation of the Sole Member; Transfers of Interests; Additional Members

The Sole Member shall not resign or withdraw from Dominion Energy Gas except by operation of law or as the result of a transfer of its entire interest in Dominion Energy Gas in accordance with the terms of the operating agreement. Unless the Sole Member otherwise determines, in its sole discretion, it cannot assign, sell, exchange or otherwise transfer all or any part of its membership interests unless each prospective transferee tenders full payment of the required purchase price and executed a counterpart signature page of an amendment and restatement of the operating agreement. Dominion Energy Gas may not admit additional members unless the Sole Member consents in writing, Dominion Energy Gas and the Sole Member amend or replace the operating agreement to address any issues raised by joint or multiple members, including changes to the status of Dominion Energy Gas for federal income tax purposes, and each additional member executes the amended and restated operating agreement and makes any required capital contributions in full.

If the Sole Member transfers its entire membership interest in Dominion Energy Gas, such transfer shall operate, upon completion, as the complete resignation or withdrawal of the Sole Member from Dominion Energy Gas.